August 6, 2020
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Ontrak, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 16, 2020
File No. 001-31932
Ladies and Gentlemen:

Ontrak, Inc. (the “Company“) hereby provides responses to comments issued in a letter dated July 23, 2020 (the “Staff’s Letter”) regarding the Company’s above-referenced report filed pursuant to the Securities Exchange Act of 1934, as amended.

In order to facilitate your review, the numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.
Form 10-K for the Fiscal Year Ended December 31, 2019
Exhibits

1.We note that your officers' Section 906 certifications furnished in Exhibits 32.1 and 32.2 pursuant to Rule 13a-14(b) of the Exchange Act refer to the year ended December 31, 2018 rather than for the year ended December 31, 2019. Please file a full amendment to your Form 10-K which includes corrected and currently dated Section 906 certifications.
RESPONSE: Concurrently with the filing of this letter, we are filing a full amendment on Form 10-K/A containing corrected and currently dated Section 906 certifications.
Please contact me at (310) 422-7748 to discuss any additional information you may need in order to conclude on this issue.
Thank you for your consideration of this matter.
Sincerely,
/s/ Brandon H. LaVerne
Brandon H. LaVerne
Chief Financial Officer